Exhibit 99.2

Qatar – GDF SUEZ Energy International closes financing

for Ras Laffan C project

GDF SUEZ Energy International, in a consortium with Mitsui, Shikoku Electric Power Company, and Chubu Electric Power Company, and its partners Qatar Electricity and Water Company, and Qatar Petroleum completed the limited-recourse financing of the Ras Laffan C power and water desalination project.

Japan Bank for International Cooperation (JBIC), Export Development Canada (EDC), Islamic Development Bank (IDB), and a syndicate of 21 international and regional banks are providing the US$ 3.25 billion loans, out of which US$ 300 million will benefit from a guarantee from the Italian Political Risk Insurance Center “Istituto per i Servizi Assicurativi del Credito all’Esportazione” (SACE). This financing includes a tranche of Islamic financing (US$ 250 million).

The total investment cost is expected to be over US$ 3.8 billion.

The consortium owns 40% of Ras Girtas Power Company, which has been established to develop the project, with the remaining 60% held by Qatar Petroleum and Qatar Electricity and Water Company.

Guy Richelle, CEO of GDF SUEZ Energy Middle East-Asia & Africa commented: “The success of this financing is further evidence of the confidence of the banking community in the strength of the consortium and the economic development of Qatar. ».

Dirk Beeuwsaert, CEO of GDF SUEZ Energy International said that “this deal demonstrates once again the expertise and creativity of GDF SUEZ Energy International in finalizing complex financial transactions. The achievement of the team is commendable in the current difficult financial market conditions.”

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GDF SUEZ Energy International and its partners were declared preferred bidders for the Ras Laffan C project in March 2008.

With a capacity of 2,730 MW and more than 286,000 m³ desalinated water per day, Ras Laffan C will be the largest power and water plant in the country. The electricity and water will be sold through a 25 year Power and Water Purchase Agreement with Qatar General Electricity and Water Corporation (KAHRAMAA).

Ras Laffan C should be operational by April 2011 with an early power and water phase by May 2010.

This project will significantly contribute to the development of the power and water sector infrastructure in Qatar which is called for to ensure Qatar’s stable economic growth.

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GDF SUEZ Energy International’s presence in the Middle East

In the Middle East, GDF SUEZ will now have a direct equity interest in over 13,500 MW and more than 2 million cu.m. of water per day making us the leading private power developer in the Gulf region.

Oman

•	Al Manah: First independent power producer in the Gulf region - 289 MW - acquired in 1994 - operational

•	Sohar: 586 MW power plant and 6,250 cu.m./h water desalination plant - awarded in 2004 - operational

•	Al Rusail: 665 MW power plant, first privatization in the electricity sector in Oman - acquired in 2006 - operational

•	Barka 2: 678 MW power plant and 5,000 cu.m./h sea water desalination plant - reverse osmosis technology supplied by Degremont (contract won in 2006) - under construction

Abu Dhabi

•	Al Taweelah: Power generation and desalination plant representing 1,360 MW of power and 16,056 cu.m./h of water (acquired in 2000) – operational; 233 MW extension under construction

•	Shuweihat 2: 1,500 MW power plant and 454,610 cu.m./day seawater desalination plant – contract won in July 2008 - under development

Bahrain

•	Al Ezzel: 966 MW power generation plant (contract awarded in 2004) - operational

•	Al Hidd: Power production and desalination plant, 938 MW and 5,682 cu.m./h of water (acquired in 2006) - operational

Saudi Arabia

•	Marafiq: 2,750 MW power plant and 800,000 cu.m./day of seawater desalination plant, largest of its kind in the world – contract awarded end of 2006 – under construction

Qatar

•	Ras Laffan C: 2,730 MW power plant and 286,000 cu.m./day of seawater desalination plant, contract awarded in March 2008, under construction.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

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